SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

2005 MANAGEMENT REPORT

The management of Braskem S.A. (“Braskem”) submits for your consideration the Management Report and related financial statements at and for the year ended December 31, 2005, as well as the reports of Braskem’s auditors and fiscal council (conselho fiscal). The comments contained herein relate exclusively to Braskem’s consolidated results of operations and reflect the corporate structure of Braskem at and for the year ended December 31, 2005.

The results of operations discussed herein have been adjusted to eliminate the effects of proportional consolidation under CVM Instruction No. 247 (i.e., only those investments under Braskem’s direct management are consolidated, and Braskem’s stakes in Politeno Indústria e Comércio S.A., COPESUL – Companhia Petroquímica do Sul and Petroflex Indústria e Comércio S.A. are recognized through the equity accounting method).

1. Message from the Management

Braskem made important strategic advances and as its 2005 operating results evolved in a consistent manner, the Company took significant steps in the consolidation of its growth platform the objective of which is to position the Company among the international petrochemical companies with the greatest potential to create value. To achieve this goal, it has been accelerating the implementation of its programs to increase production capacity, productivity and competitiveness, which should drive its international expansion process and add value for all of the Company’s shareholders.

Braskem’s performance in 2005 has reaffirmed the soundness of its integrated business model, its strong capacity to generate operating cash flow and the consolidation of its regional leadership in the thermoplastic resins sector, with an increase in the market share of its principal products - polyethylene, polypropylene and PVC. We highlight below some significant events that occurred during 2005:

• PRODUCTION AND SALES GROWTH

• Higher production capacity utilization rates for ethylene and thermoplastic resins;

• A 6% increase in production of thermoplastic resins, ethylene and propylene;

• An 8% increase in resin sales; and

• A 35% increase in revenue from exports, totaling almost US$1.0 billion.

• INVESTMENTS: CONFIDENCE IN THE FUTURE

• More than R$700 million in investments, almost twice as much as in 2004;

• Out of these total investments, over R$150 million was invested in programs focused on environmental preservation, as well as workplace health and safety;

• Completion of new production capacity increases (debottleneckings), increasing annual PVC production capacity by 50,000 tons and annual polyethylene production capacity by 30,000 tons, through competitive investments;

•	Creation of Petroquímica Paulínia, in partnership with Petroquisa, to construct and operate a new polypropylene plant with an annual production capacity of 350,000 tons and to consolidate Braskem’s leadership in the regional market for this thermoplastic resin;

•	Development of projects to build new industrial plants in Venezuela and Bolívia, with access to raw materials with competitive conditions; and

•	Decision to expand and add value to Braskem’s aromatics co-product lines in order to increase the Company’s net revenue.

•	INNOVATION & TECHNOLOGY

	•	Contribution of Braskem’s polypropylene production process technology to the equity capital of Petroquímica Paulínia, with an aggregate value of R$58 million;

	•	First patent in nanotechnology filed in Brazil by a Brazilian petrochemical company;

	•	Launch of more than 20 new valued-added thermoplastic resins, representing in 2005 approximately 11% of the total volume of resins sales;

	•	Installation of the seventh pilot plant of the Braskem Technology and Innovation Center;

	•	World-wide technological cooperation agreement with Basell Polyolefins and training of a foreign team of workers to operate a new polyethylene plant in Iran using Spherilene technology; and

	•	Two major Brazilian awards received – Finep and Abiquim – granted to companies that have excelled in the areas of technology and innovation.

•	SOUND FINANCIAL AND CAPITAL STRUCTURE

	•	Credit rating upgrades issued by Standard & Poor’s (S&P) from BB- to BB and from brAA- with stable outlook to brAA- with positive outlook;

	•	First non-financial institution in Brazil to issue a perpetual bond;

	•	Extension of average debt maturity to 11 years;

	•	Net debt/EBITDA ratio improved by 11%, reaching 1.36x in 2005;

	•	Total debt to total capital ratio of approximately 50%;

	•	Cash and Cash Equivalents of approximately US$1 billion, a 40% increase in US dollars; and

	•	The ninth most liquid shares on the IBOVESPA index, in only three years of trading.

•	QUALITY OF STAFF

•
One of the best companies to work for in Brazil, according to the ranking published in 2005 by Exame and Você S/A magazines, the first time Braskem participated in the selection process for this ranking;

•	Strengthening its Trainee and Internship Programs to attract young professionals with leadership potential; and

•	Graduation of the first class of students in the Braskem MBA program, which is offered in partnership with Fundação Getúlio Vargas.

•	SUSTAINABLE DEVELOPMENT

	•	One of the 28 companies qualified to participate in the BOVESPA Corporate Sustainability Index;

	•	A 50% reduction in the rate of workplace accidents;

	•	An 11% decrease in liquid effluents and a 13% decrease in solid waste;

	•	4% and 2% decreases in electricity and water consumption, respectively; and

•
An environmental protection project named Green Belt (Cinturão Verde), in Alagoas, has become an Advanced Rain Forest Biosphere Outpost (Posto Avançado da Biosfera da Mata Atlântica), with the support of UNESCO.

The vigorous growth of the world economy in 2005, primarily in Asian countries, sustained the high demand for thermoplastic resins, with consumption increasing at a rate faster than increases in supply, which allowed petrochemical companies worldwide to maintain high production capacity utilization rates. This favorable scenario was affected by significant increases in the price of oil and petrochemical raw materials, such as naphtha, which reached record levels in the period and represented an important challenge to the petrochemical sector globally. In Brazil, the appreciation of the Brazilian Real against the US dollar represented an additional challenge for Braskem’s performance during 2005.

In this context, the results reported by Braskem demonstrate its capacity to overcome challenges through successful initiatives in the areas of supply management, innovation and technology in servicing clients, production cost competitiveness, as well as greater emphasis on increasing export sales to compensate for the effects of lower growth in the Brazilian economy in 2005.

Braskem’s net revenue increased by 5% in 2005 as compared to 2004, almost reaching R$12 billion. When expressed in US dollars, the growth in net revenue was even more significant, reaching US$4.8 billion, or a 26% increase. Braskem’s 2005 EBITDA of R$2.1 billion (US$851 million) has demonstrated the Company’s strong capacity to generate operating cash flow. Net income during the year ended December 31, 2005 reached R$677 million, in line with net income in 2004.

Braskem has reaffirmed its commitment to cash discipline and to maximizing returns on its invested capital. The Company’s real-denominated indebtedness decreased by 27%, and its level of financial leverage, measured by its net debt to EBITDA ratio, decreased by 11%. Its credit ratings, measured by S&P, improved from BB- to BB and from brAA- with stable outlook to brAA- with positive outlook, which demonstrates the ability of the Company’s financial management to reduce Braskem’s cost of capital and total debt.

At the end of 2005, Braskem had cash and cash equivalents in an aggregate amount of R$2.2 billion (equivalent to approximately US$1.0 billion), which management of the

Company believes will provide the necessary financial and operational flexibility for the strategic steps foreseen in its growth plans.

In September 2005, Petroquisa designated the industrial assets to be contributed to Braskem if Petroquisa exercises its option to increase its participation in Braskem’s voting capital from 10% to up to 30%. Petroquisa has until March 31, 2006 to exercise this option, which will be effected by exchanging shares that it owns in Copesul, Petroquímica Triunfo (both located in the Triunfo Petrochemical Complex, in the State of Rio Grande do Sul) and Petroquímica Paulínia (in the State of São Paulo) for Braskem shares.

In 2005, CADE – the Brazilian federal antitrust agency - unanimously (and without restrictions) approved the transactions that resulted in the formation of Braskem. This decision was extremely important to the future development of the Company. By recognizing that the relevant market for the Brazilian petrochemical sector has an international dimension, the decision paved the way for additional steps in the consolidation process of Brazilian petrochemical company shareholding. Braskem is attentive to additional opportunities to consolidate further the Brazilian petrochemical sector, which could lead to significant synergy gains and create value for all of Braskem’s shareholders.

One of Braskem’s management’s principal priorities is to ensure that its shareholders receive remuneration higher than its cost of capital in all phases of the petrochemical cycle. In line with this goal, the Company has accelerated the implementation of initiatives focused on improving competitiveness and increasing productivity, such as the operational excellence and business competitiveness program, the goal of which is to position Braskem among the most competitive companies in the global petrochemical sector.

Braskem expects to capture all productivity gains from this program (in an aggregate amount of approximately R$420 million on an annual and recurring basis) by the end of 2006, as opposed to by late 2007 as initially planned. Through December 2005, Braskem has captured productivity gains in an aggregate amount of R$256 million, on an annual and recurring basis, 51% higher than the target originally estimated for this phase of the program.

With the purpose of establishing a stronger platform for its growth projects, the Company began to implement the Formula Braskem Program in 2005, which will provide a new integrated management system that will serve as a structuring model for all of the Company’s operational and business processes. With technology provided by the German company SAP, the new management system will require investments of approximately R$130 million, is expected to generate annual gains of R$150 million and is scheduled to be implemented by October 2006.

Acknowledgements

Braskem’s management would like to thank its shareholders, clients and suppliers for the trust bestowed in the Company in 2005 and for encouraging Braskem to continue its new progress on the road of excellence.

In addition, the accomplishments reached in 2005 would not have been possible without the dedication and competence demonstrated by Braskem’s staff, who have laid the path for the Company’s growth plan over the next few years. Braskem has advanced in the consolidation of a pleasant and high-performance work environment, according to staff evaluations, which evaluations have positioned Braskem in the ranking of the best Brazilian companies to work for.

2. Outlook

Research analysts following the international petrochemical sector predict that demand for petrochemical products should remain at high levels over the next few years, driven by the strong growth of the global economy (particularly in China and India). The rate of thermoplastic resin consumption in the world is expected to remain high, surpassing the rate of increase in supply, thereby leading to high production capacity utilization rates.

The perspectives for the Brazilian economy in 2006 indicate a more promising scenario for the country’s development and for the petrochemical sector in particular. The expectation that Brazilian GDP will increase is based upon the assumptions of the continuation of a trend of gradually declining interest rates, initiated in the last half of 2005, and of the timely disbursement of federal funds in infrastructure investments, as announced by the Brazilian government, among other assumptions. In light of this scenario and considering that historically, the Brazilian consumption of thermoplastic resins has been highly elastic in relation to the Brazilian GDP growth rate, Braskem expects an important recovery in the consumption of its products in the domestic market in 2006.

There have also been delays in the expected start-up date of new petrochemical plants, which supports the view that the current relationship between supply and demand in the petrochemical sector will remain close over the next few years. For this reason, Braskem expects that international prices will remain at high levels, possibly leading to higher profitability levels.

To maximize the capture of opportunities to create value through the petrochemical cycle, the Company has accelerated the implementation of its growth programs, starting in 2003 with production capacity increases in its principal plants. In addition, projects to provide new production capacity with world-class technology and economies of scale have taken shape in 2005 with the creation of Petroquímica Paulínia, a joint venture in which Braskem owns 60% and Petroquisa owns the remaining 40%.

This joint venture is commencing in Paulínia, in the State of São Paulo, the construction of a polypropylene plant with an annual production capacity of 350,000 tons, which is expected to be operational by the end of 2007. The new plant, which will require total investments of approximately US$240 million, is part of Braskem’s strategy to consolidate its leadership in the regional polypropylene market.

For the same reason, the Company is studying the viability of constructing a polypropylene plant in Venezuela with an annual production capacity of 400,000 tons, in partnership with the petrochemical company Pequiven. Braskem expects to decide whether to implement this project in 2006. In addition, Braskem continues to analyze whether to participate in the construction of a strategic new petrochemical complex linked to Bolivian natural gas, which would be used to produce polyethylene. Commencement of operation of this complex could occur by 2010.

The diversification and flexibility in the acquisition of raw materials is a strategic priority for Braskem. In addition to the naphtha supply contract with Petrobras, Braskem has entered into naphtha supply contracts with suppliers in Algeria and Libya, as well as with the Venezuelan oil company PDVSA. The annual volume of naphtha contracted with PDVSA, with competitive conditions for Braskem, may reach 600,000 tons, which represents approximately 15% of Braskem’s total annual naphtha supply requirements.

To further optimize its supply chain, Braskem is investing R$47 million to increase by more than one-third the storage capacity in its tank park in Camaçari. This initiative will allow the Company to improve its flexibility in the management of naphtha inventories and its industrial yield.

Finally, financial institutions contracted by Petroquisa and Braskem are conducting an appraisal of the assets designated by Petroquisa in connection with the potential exercise of its option, through which Petroquisa may increase its percentage ownership of Braskem’s voting capital from 10% to up to 30%. At the same time, Braskem remains attentive to additional opportunities to consolidate further the domestic and regional petrochemical sector, which could create value for its shareholders, as well as contributing to realizing Braskem’s strategic objective of becoming one of the 10 largest international petrochemical companies in terms of market capitalization over the next few years.

3. Operating Performance

Braskem reported excellent operating performance in all of its Business Units. The Company maintained its policy of operating its industrial units at high production capacity utilization rates, seeking to maximize profitability through the optimization of its production mix and the sale of its products in more profitable markets and segments.

The evolution of the production capacity utilization rates for Braskem’s principal products is presented below:

• 3.1 Industrial Performance

Production Volume - tons	2005	2004	Change%
	(A)	(B)	(A)/(B)

Polyolefins Unit
• PE's - Polyethylene	772.166	741.698	4
• PP - Polypropylene	528.980	463.077	14
• Total (PE's + PP)	1.301.146	1.204.775	8

Vinys Unit
• PVC - Polyvinyl Chloride	447.376	421.619	6
• Caustic Soda	459.676	461.402	0

Basic Petrochemical Unit
• Ethylene*	1.165.319	1.105.610	5
• Propylene*	562.048	542.359	4

Business Development Unit
• PET	66.233	72.194	(8)
• Caprolactama	49.981	50.483	(1)

The production of the Polyolefins Business Unit increased by 8% compared to 2004, mainly due to the production capacity increase in polypropylene, which was higher than initially estimated after the conclusion of a debottlenecking project in the middle of 2004 and as a result of the favorable operating performance of its industrial plants. In this context, the production capacity utilization rates were very high, reaching 94% for polypropylene and 94% for polyethylene during 2005.

In November 2005, the 30,000 ton annual increase in polyethylene production capacity in the industrial plants located in Camaçari was concluded, enabling Braskem to increase its production of Braskem Flexus® primarily for the supply of the corrugated cardboard packaging market, with investments of R$7 million.

Also in 2005, Braskem developed 18 new products in polyethylene and polypropylene, according to its clients’ needs. These developments led to the filing in Brazil of 19 new patents, totaling 137 patents filed by Braskem, considering all thermoplastic resins, other petrochemical products and process technologies.

In the Vinyls Business Unit, the production capacity utilization rate for PVC, its principal product, was 95% in 2005. PVC production increased by 6% compared to 2004.

In December 2005, the 50,000 ton annual production capacity increase in the PVC plant in Alagoas was concluded, with an investment of approximately R$112 million. Depending on the growth of demand for PVC in the domestic market, there are potential projects with an additional annual production capacity increase of 100,000 tons of PVC: 50,000 tons in Camaçari; and 50,000 tons in Alagoas.

In 2005, the Basic Petrochemicals Business Unit recorded a 5% increase in the production of its principal products, ethylene and propylene, compared to the previous year. The average production capacity utilization rate was 91%.

Braskem maintained a flexible strategy in relation to the source of supply of its principal raw material (naphtha). In 2005, the volumes of naphtha processed by the petrochemical unit amounted to 4.5 million tons, 69% of which was supplied by Petrobrás. The remaining demand was supplied by imports originating primarily in Northern Africa.

The Company entered into an agreement with PDVSA for the supply of up to 600,000 tons per year of naphtha, under competitive conditions, as of March 2006. This contract initiative evidences a new strategic partnership with a supplier that is physically located close to Braskem, in addition to providing flexibility and competitiveness gains for Braskem.

   3.2 - Commercial Performance

Braskem maintained its strategy of giving priority to the sale of its products in more profitable markets and segments, maintaining a high level of production capacity utilization. In this context, and with the slight growth of the Brazilian economy in 2005, Braskem significantly increased its exports. In this market, Braskem’s sales of thermoplastic resins increased by 51% compared to 2004. The volumes sold in the domestic market remained stable compared to the previous year.

The total volumes of thermoplastic resins sold by Braskem in the domestic and foreign markets in 2005 totaled 1.7 million tons, which represented an 8% increase compared to the 1.6 million tons sold during the previous year.

Sales Volume - tons	2005	2004	Change%
	(A)	(B)	(A)/(B)

Polyolefins Unit
• PE´s - Polyethylene	768.167	704.667	9
• PP - Polypropylene	517.502	460.974	12
• Total (PE´s + PP)	1.285.669	1.165.641	10

Vinys Unit
• PVC - Polyvinyl Chloride	441.940	427.740	3
• Caustic Soda	464.620	444.013	5

Basic Petrochemical Unit
• Ethylene*	1.169.806	1.098.882	6
• Propylene*	568.811	532.242	7

Business Development Unit
• PET	60.414	74.258	(19)
• Caprolactama	48.251	49.123	(2)

In the Polyolefins Business Unit, polyethylene and polypropylene sales increased by 10% in 2005, considering both the Brazilian and export markets. The volumes sold in the Brazilian market by the Company remained practically stable, whereas exports increased by 46%.

In the Vinyls Business Unit, total PVC sales, considering both the Brazilian and export markets, increased by 3%, driven by exports, which increased by 89%. In 2005, Braskem maintained its leadership position in the Brazilian PVC market.

In the Basic Petrochemicals Business Unit, ethylene sales volumes rose by 6%. This increase derived from higher customer demand resulting from an increase in polyethylene production at these customers’ facilities, as well as from a higher number of days in operation at the Basic Petrochemicals Unit in 2005, when compared to 2004. In 2004, a scheduled maintenance stoppage of two months occurred, which reduced the number of days in operation of this facility.

This Business Unit played an important part in Braskem’s exports during the year, principally in the propylene and butadiene markets. By showing strategic agility and flexibility, different operational initiatives in the aromatics plants allowed for the maximization of benzene production, which enabled the exportation of higher sales volumes.

   • 3.3 - Exports

Braskem maintains long-term commercial relationships with strategic international clients in attractive markets, in line with its goal of strengthening its activities in export markets. Its net export revenue for 2005 totaled US$959 million, 35% higher than the

US$710 million recorded in 2004, thus confirming its position as one of Brazil’s largest industrial exporters.

   • 3.4 – Business Competitiveness

The goal of “Braskem +,” which was created in 2004, is to position the Company among the most competitive petrochemical companies in the world. This program represents an important additional potential productivity gain to Braskem, estimated at R$420 million on an annual and recurring basis, and it will be leveraged by the expertise accumulated during the capture of synergies resulting from the Company’s integration process. “Braskem +” seeks to increase the Company’s capacity to create value in all stages of the petrochemical cycle.

The results achieved through the end of 2005 reflect productivity gains of R$256 million, on an annual and recurring basis, compared to the R$170 million originally estimated for this phase of the program, and increase Braskem’s confidence in the overall successful implementation of this program.

4. Financial and Economic Performance

   • 4.1 - Net Revenue

Braskem recorded net revenue of R$11,607 million in 2005, a 5% increase compared to the R$11,044 million recorded in 2004. When expressed in US dollars, the reference currency for prices in the petrochemical market, net revenue increased by 26% from US$3.8 billion in 2004 to US$4.8 billion in 2005.

The Company’s sales volumes increased primarily in export markets, and the price increase in US dollars for Braskem’s principal products also contributed to this performance.

The table below presents net revenue growth by Business Unit, showing the steady commercial performance:

Business Units	2005	2004	Change %
(R$ million)	(A)	(B)	(A)/(C)

Domestic Market	9.256	8.935	4
Basic Petrochemicals	4.262	3.902	9
Polyolefins	2.947	2.826	4
Vynils	1.565	1.631	(4)
Business Development	482	576	(16)

External Market	2.350	2.108	11
Basic Petrochemicals	1.070	1.030	4
Polyolefins	972	794	22
Vynils	221	240	(8)
Business Development	87	45	96

Total Net Revenue	11.607	11.044	5

   • 4.2 - Cost of Goods Sold (COGS)

During 2005, Braskem’s COGS was R$9,320 million, representing a 12% increase compared to R$8,315 million of COGS recorded in 2004.

This variation was mainly a result of the price increase of naphtha registered during 2005. The average price of naphtha in the ARA (Amsterdam-Rotterdam-Antwerp) region was US$476 per ton in 2005, which represented a 26% increase compared to the US$378 per ton recorded in 2004. The 12% appreciation of the Brazilian Real in 2005 offset a portion of this increase. In the case of ethylene/propylene acquired from Copesul, there was an 11% increase due to the price increases in naphtha and thermoplastic resins.

During 2005, Braskem acquired 4,456 thousand tons of naphtha and condensate, of which 3,084 thousand tons (69%) were purchased from Petrobras, its principal raw material supplier. The remaining 1,373 thousand tons (31%) was imported directly by the Company, principally from Northern African countries.

Depreciation and amortization expenses during 2005 totaled R$404 million, a 12% increase compared to the R$361 million recorded in 2004. This variation was primarily due to investments in production capacity increases undertaken during 2004, which were depreciated only from the date of their operational start-up, and to higher volumes sold.

   • 4.3 - Selling, General and Administrative Expenses (SG&A)

In 2005, SG&A totaled R$671 million compared to R$576 million in 2004. This variation resulted primarily from higher sales volumes, an increase in personnel expenses due to annual salary adjustments at the end of 2004 and 2005, an increase in the provision for Profit Sharing, expenses with third party consulting and auditing services retained by Braskem in respect to its compliance with the Sarbanes Oxley Act of 2002, an increase in expenses with industrial maintenance, as well as from a change in the criteria for deferral of structured financial operation expenses implemented by the Brazilian Securities Commission (Comissão de Valores Mobiliários) (Ofício Circular CVM 01/2005).

   • 4.4 – EBITDA

Braskem’s 2005 EBITDA totaled R$2.1 billion in 2005, 18% lower than the R$2.5 billion recorded in 2004. When expressed in US dollars, EBITDA remained stable between the periods, at around US$850 million.

The key drivers for this performance were (i) the Brazilian market downturn, in view of the economic scenario and interest rates, causing lower economic growth; (ii) the significant increase in the price of naphtha, Braskem’s principal raw material, following the trend of high oil prices; and (iii) the 12% appreciation of the Brazilian Real during 2005.

The graphs below show the consistency and sustainability of results obtained by Braskem, confirmed by the growth of its EBITDA on a quarterly basis, both in Reais and in US dollars.

   • 4.5 - Investments in Subsidiaries and Associated Companies

In 2005, Investments in Subsidiaries and Associated Companies, excluding the same goodwill amortizations mentioned above, was R$212 million, 7% lower than the R$229 million recorded in 2004, reflecting the impact of the same factors discussed above.

(R$ thousand)
Investments in Subsidiaries and	2005	2004
Affiliated Companies

Subsidaries - Equity Method	(2.473)	4.475
Affiliated Companies - Equity Method	211.839	223.584
• Copesul	161.963	162.446
• Politeno	29.302	44.116
• Others	20.574	17.022
Exchange Variation	3.629	(9.645)
Others	(803)	10.348

Subtotal (before amortization)	212.192	228.762
Goodwill Amortization	(152.520)	(152.730)

TOTAL	59.672	76.032

   • 4.6 – Net Financial Result

Continuing its economic and financial strategy, during 2005 Braskem focused on extending the average tenor of its debt and on the continuous search to reduce its cost of capital.

As a result of these policies, the Company’s financial expenses decreased by 44%, from R$995 million in 2004 to R$533 million in 2005.

(R$ million)
	2005	2004
Financial Expenses	(533)	(995)
Interest / Vendor	(433)	(631)
Monetary Restatement	(240)	(423)
F/X on Liabilities	509	415
CPMF/IOF/Income Tax/Banking Expe	(104)	(141)
Other	(264)	(216)
Financial Revenue	(129)	(185)
Interest	127	133
Monetary Restatement	12	14
F/X on Assets	(269)	(333)

Net Financial Result	(662)	(1.181)

In 2005, Braskem’s net financial result was an expense of R$674 million, representing a 21%, or R$180 million, decrease compared to the R$854 million recorded in 2004. This important result recorded in 2005 is presented in the table below and shows a new level of Braskem’s cost of capital.

(R$ million)
	2005	2004

Net Financial Result	(662)	(1.181)

Foreign Exchange Gain Variation (F/X)	240	82
Monetary Restatement (MR)	(229)	(408)

Financial Result less F/X and MR	(674)	(854)

   • 4.7 – Net Income

Braskem’s net income totaled R$677 million in 2005, basically in line with the R$691 million recorded in 2004. This result reflects the Company’s favorable operating performance within a complex scenario in 2005, as well as Braskem’s improved financial performance and cash discipline.

   • 4.8 – Free Cash Flow

Leveraged by these same factors, operating cash generation in 2005 reached R$2.6 billion. Braskem generated free cash flow of R$1,291 million in 2005, an 8% increase compared to the R$1,193 million generated in 2004.

R$ million	2005	2004

Operating Cash flow	2.604	2.822
Interest Paid	(343)	(684)
Investment Activities	(970)	(944)
Free Cash Flow	1.291	1.193
Taxes Paid	(33)	(14)

   4.9 – Capital Structure and Liquidity

In 2005, Braskem confirmed its commitment to use the funds from its operating cash flow primarily to reduce its debt and its cost of capital, as well as to lengthen and improve its debt profile.

During 2005, Braskem’s priority was to extend its average debt maturity, as well as to reduce its cost of capital, in order to achieve enhanced efficiency in the allocation of funds for its operating working capital. In addition, the Company sought to maintain higher levels of cash and cash equivalents, in order to provide greater financial and strategic flexibility. At the same time, Braskem reduced its exchange rate exposure from 71% of its total debt denominated in US dollars in 2004, to 55% of its total debt in 2005.

Braskem’s cash and cash equivalents amounted to R$2.2 billion on December 31, 2005, an increase of R$387 million compared to the R$1.8 billion recorded on December 31, 2004.

Braskem’s net debt at the end of 2005 was R$2,834 million, which represented a 27% decrease compared to December 2004 (R$3,868 million). When expressed in US dollars, Braskem’s net debt decreased by 17%, from US$1.5 billion to US$1.2 billion.

In November 2005, Standard & Poor’s (S&P) reviewed its ratings classifications for Braskem in respect of both “global scale – foreign currency” and “national scale.” In “global scale – foreign currency,” the Company’s rating was upgraded from BB- to BB, which places the Company above the risk profile of the government of Brazil, which remains classified as BB-. In the “national scale,” the Company was upgraded from brAA- with stable outlook to brAA- with positive outlook, based on favorable expectations for Braskem over the medium-term in relation to capital structure, liquidity and the fundamentals of the petrochemical cycle.

Braskem continued to focus on extending its debt profile and on prioritizing the amortization of its most expensive debt, improving from an average tenor of three years in 2004 to 11 years at the end of 2005. Excluding the convertible debentures due in 2007, average annual debt maturities represent approximately 50% of Braskem’s annual depreciation and amortization costs and expenses.

Braskem continued to focus on extending its debt profile and on prioritizing the amortization of its most expensive debt, improving from an average tenor of three years in 2004 to 11 years at the end of 2005. Excluding the convertible debentures due in 2007, average annual debt maturities represent approximately 50% of Braskem’s annual depreciation and amortization costs and expenses.

The graph below shows the Company’s amortization schedule on December 31, 2005.

5. Capital Expenditures

Braskem’s capital expenditures totaled R$717 million in its excellence programs in 2005 compared to R$374 million in 2004, which investments were allocated in the operating, technological, health, safety and environmental areas and benefited all of the Company’s business units.

Consistent with its leading position in the South American thermoplastic resins market, Braskem implemented a series of projects during 2005, investing in the expansion of its production capacity, as well as in technological upgrades to increase the operational reliability of its industrial plants in order to take maximum advantage of the current favorable environment for the global petrochemical sector.

Investments carried out this year include the addition of 50,000 tons per year of annual PVC production capacity in the State of Alagoas and 30,000 tons in annual polyethylene production capacity with modern metallocene technology, in Camaçari – State of Bahia.

In addition, in line with the purpose of keeping its plants operating with high levels of reliability, Braskem invested R$150 million in scheduled maintenance stoppages. Such stoppages are accounted for as deferred expenses.

2005 was also marked by the initial investment in a new polypropylene plant, in Paulínia, State of São Paulo, which is expected to commence operations by the end of 2007, in partnership with Petroquisa. Petroquímica Paulínia will be responsible for the implementation of a polypropylene project with an annual production capacity of 350,000 tons, using polymer grade propylene supplied by Petrobras as its principal raw material.

Braskem will continue its important investment program in 2006. R$900 million in investments are budgeted, a 26% increase compared to the R$717 million invested in 2005. Among the most relevant aside from the aforementioned Paulínia polypropylene project, the additional 30,000-ton increase in annual polyethylene capacity, the 8,500-ton increase in annual isoprene capacity, the Aratu Terminal storage capacity expansion and the Formula Braskem Project.

6. Corporate Governance

Braskem, in line with the Public Commitment announced on its creation on August 16, 2002, reaffirms its commitment to ethics, competitiveness and excellence in all of its actions in order to obtain the best return for its shareholders, adding value to their equity investment and providing adequate returns on their invested capital.

In this sense, Braskem developed a Corporate Governance model. In addition to the Board of Directors and the Audit Committee, other committees were constituted to support the Board of Directors, the basic function of which is to analyze matters of interest to the Board, intended to improve the quality and the pace of the decision-making process.

Braskem’s Board of Directors has three permanent supporting committees:

•	Finance and Investment;

•	Personnel and Organization; and

•	Strategy and Communications.

Additionally, some issues that distinguish Braskem’s Corporate Governance model include:

•	Level 1 of BOVESPA’s Corporate Governance since February 13, 2003;

•	Tag Along: Full tag along rights for all Braskem shareholders in case of transfer of control;

•	Fiscal Council with broadened powers in accordance with the Sarbanes-Oxley Act of 2002, in lieu of an audit committee.

•
The Code of Conduct, where the values, principles and practices guiding corporate behavior are described, which was revised in 2005 in order to keep it constantly aligned with the legal requirements and best practices;

•	Communication channel with guaranteed secrecy for staff reports of violations of the Code of Conduct;

•	Corporate Events Schedule released early each year.

•
Corporate Policies, among which we can highlight the Corporate Policy for Trading Securities, Financial Management, Social Responsibility, Insurance and Guarantees, and Health, Safety and the Environment.

•
Release of the Corporate Sustainability Report - RSE – based on publication structure proposed by the Brazilian Business Council for Sustainable Development - CEBDS, in conformity with world initiatives disseminated by the World Business Council for Sustainable Development – WBSCD.

   • 6.1 - External Audit

The Company’s policy when hiring services not related to external auditing from independent auditors is based on the principles that preserve the independence of such professionals. Such principles, in accordance with internationally accepted rules, consist of the following: (a) the auditor shall not audit his own work; (b) the auditor shall not hold management positions in the hiring company; and (c) the auditor shall not promote his clients’ interests.

Pursuant to CVM Instruction No. 381/03, Pricewaterhouse Coopers Auditores Independentes has not rendered to Braskem services not related to external auditing at levels higher than 5% of total services performed.

7. Social Responsibility

To contribute to the well-being and the development of the communities in which it is present is one of Braskem’s core values and part of the Public Commitment that it assumed when it was created. In line with this directive, the Company published its Social Responsibility Policy in 2005, which is available on its website (www.braskem.com.br) and defines criteria for the realization of its Private Social Investments, with a focus on environmental education, social inclusion and cultural promotion, in addition to encouraging volunteer social work by its staff. The Executive Committee plays an active role in determining where resources will be applied and in evaluating its positive impact on the targeted communities, which shows the importance of this project to Braskem’s management.

Since its creation, the Company maintains a consistent set of programs designed to contribute to improve the living conditions of the people that live near Braskem. This is the case with the Green Belt (Cinturão Verde), an environmental reserve in Maceió, in the State of Alagoas, that received the title of Advanced Rain Forest Biosphere Outpost (Posto Avançado da Biosfera da Mata Atlântica) from UNESCO. Open to the public, the Green Belt offers professional training programs to underprivileged youth.

In this context, the Art with Plastic (Arte com Plástico) program, which is designed to develop creativity and the ecological consciousness of children in various states in Brazil through craft workshops that use disposable plastic materials. In 2005, blind children participated for the first in the program, which already provides environmental education and leisure to more than 20,000 students.

Another relevant example is the support given to the Environmental Education Center (Centro de Educação Ambiental) in Vila Pinto, an underprivileged community located in the metropolitan region of Porto Alegre, where a large group of women are dedicated to separating recyclable plastic materials from other waste and reselling this material as a means to improve their families’ income and their self-esteem. To optimize this process and accordingly increase the income generated by the activities of the Center, which celebrated its 10th anniversary in 2005, Braskem maintains a partnership with the Federal Center of Technological Education (Centro Federal de Educação Tecnológica) of Sapucaia do Alto, which has led to significant results.

8. Capital Markets and Investor Relations

Braskem’s considerable free float of 46% of its total capital stock has significantly contributed to the increase in liquidity both on the BOVESPA and the NYSE in the past year.

The average daily trading volume of Braskem’s class “A” preferred shares on the BOVESPA (BRKM5) increased by 96%, from R$14.1 million in 2004 to R$27.7 million in 2005. On the NYSE, the average daily trading volume of Braskem’s ADRs (BAK) increased by 178%, from US$1.6 million in 2004 to US$4.5 million in 2005.

The aforementioned results ranked Braskem’s shares among the ten most liquid shares listed on the IBOVESPA index, and its percentage of the theoretical portfolio of IBOVESPA index increased from 1.33% in 2004 to 2.65% in 2005. For the January/April 2006 portfolio, Braskem’s percentage participation in this index increased again, reaching 2.91% .

Braskem’s class “A” preferred shares (“BRKM5”) traded on the BOVESPA ended the year quoted at R$19 per share. Braskem’s ADRs (BAK) traded on the NYSE ended the year at US$16.21 per ADR.

On Latibex, the Madrid Stock Exchange section that trades Latin American securities, Braskem’s shares (XBRK) closed at €7.08 in 2005.

During 2005, Braskem presented its quarterly results in Brazil to several regional Associations of Financial Analysts (Apimec/Abamec), and participated in different national and international market events and conferences aimed at strengthening the Company’s relationship with its investors and at allowing a better understanding of its corporate fundamentals by the capital markets.

In 2005, four additional sell-side analysts of international standard initiated coverage of Braskem. Thus, the Company is now followed by more than 20 sell-side analysts, representing the majority of the most renowned national and international financial institutions accompanying the petrochemical sector.

In 2005, Braskem was one of 28 companies qualified to participate in the Brazilian Corporate Sustainability Index. Created by the BOVESPA in partnership with capital market professional associations, Fundação Getúlio Vargas, Instituto Ethos and the Brazilian Ministry for the Environment, this index is designed to provide investors with a portfolio option composed of the shares of companies that have made a recognized commitment to social responsibility and corporate sustainability.

   • 8.1 - Dividends and Interest Attributable to Shareholders’ Equity

Braskem’s management, in line with its dividend distribution policy and taking into account the sound economic and financial performance of the Company in 2005, is proposing to pay R$325.7 million to its shareholders in the form of interest on own capital and dividends. Out of this total amount, R$270 million in the form of interest on own capital has already been authorized by the Board of Directors and deliberated by the Board of Executive Officers. The remaining R$55.7 million in the form of dividends are subject to approval by Braskem’s Board of Directors. Considering both interest on own capital and dividends, R$216.9 million will be paid to class “A” and “B” preferred shareholders and holders of American Depositary Receipts (ADR’s), and R$108.8 million will be paid to common shareholders. These amounts remain subject to the approval of Braskem’s shareholders in a General Shareholders’ Meeting.

Thus, Braskem is ensuring the payment of priority and mandatory dividends to all types and classes of its shares.

9. Quality, Health, Safety and the Environment

In 2005, Braskem accelerated the implementation of its strategy of “Excellence in Health, Safety and the Environment (HSE),” in line with the Company’s Public Commitment with regard to sustainable development. This concentration has led to the improvement in most of the Company’s indicators in HSE, making the goal of becoming an international reference in this area more feasible.

The Company made progress in the implementation of the Responsible Care Program of the Brazilian Association of the Chemical Industry, reaching 93% in the Implementation Index of the program codes.

At the end of 2005, the efforts of Braskem in this area were rewarded by being chosen to take part in the BOVESPA Corporate Sustainability Index.

Professional Training

Braskem believes that continuous training and sensitizing of people is the best way to continue improving its indicators related to health, safety and the environment. In this manner, its workers and partners dedicated 2.4% of their time in 2005 in training activities focused on HSE, which represents a total of approximately 500,000 hours of training. An important part of this time is spent in the Behavioral Dialogue (Diálogo Comportamental) program, which is designed to develop a preventative attitude as a means to achieving excellence in HSE. Approximately 93% of leaders took this training program, which has the full commitment and support from the highest levels of the Company’s management.

As a result of this continuous effort, the rate of personal accidents involving staff members and third-parties has continued to improve markedly, decreasing by 50% compared to 2004. The rate of serious accidents involving staff members and third-parties improved even more, decreasing by 65%.

Braskem has become the first company in Latin America to sign an agreement with Fundação Espaço Eco, to conduct three “pilot” studies analyzing eco-efficiency. Fundação Espaço Eco, a non-profit entity located in the city of São Bernardo do Campo (State of São Paulo), is a center for excellence in sustainable development.

Facilities

In 2005, Braskem invested R$156 million in upgrades to its facilities, seeking to improve its environmental performance or to reduce the material environmental and personal injury risks, which represents almost three times the amount invested in 2004. In addition to the significant decrease in the accident rate, which already is substantially less than the average for the sector in Brazil, the attention paid to this area allows the Company to continue to improve its ecoefficiency indicators.

Compared to 2004, important decreases in the consumption of energy (-4%) and of water (-2%), as well as the emission of residues (-13%) and of effluents (-11%). These improvements demonstrate the trend of diminishing use of natural resources by Braskem, which has occurred over the last few years, reflects Braskem’s focus on optimizing its industrial processes and is consistent with the principles of the International Declaration of Cleaner Production (Declaração Internacional de Produção Mais Limpa), to which Braskem is a signatory.

10. Technology

The winning of two major awards in 2005 – the Finep Technology and Innovation award and the Abiquim Technology award – by the most innovative companies in Brazil was an important public recognition of Braskem’s excellent performance in its research and development activities, as well as a technological cooperation agreement with Basell mentioned in the Message from the Management. Other equally important facts rewarded the efforts of the Company’s staff in this area.

In 2005, Braskem was the first Brazilian petrochemical company to file a nanotechnology patent, which is regarded as the most promising technological frontier in the area of polymer sciences and new materials. This priority reflects the strategic importance of research and development activities for the Company, in line with its focus on the search for technological autonomy. The launching of the first nanoresins by Braskem is expected to occur in 2006, creating more value for its shareholders and for the entire petrochemical and plastics production chain.

At the end of 2005, the Company reached the mark of 137 patent registration filings. In response to its clients’ needs, 18 new projects were launched by the Braskem Center for Technology and Innovation, which is the most modern and well equipped center in Latin America. The net present value of these projects is estimated at US$63 million.

Investments in technological innovation made by Braskem totaled R$50 million in 2005. With the start-up of the Company’s seventh pilot plant, the total value of investments in assets dedicated to research and development surpassed R$330 million.

Among the most important product launches in 2005 was the Ideallis resin, a high molecular weight polyethylene that is highly profitable and widely accepted in Europe, to where this product is already being exported. Another significant innovation was the development of a bioriented polypropylene resin approved in the world’s fastest production line. In the Vinyls area, the launch of the Vinisol product line, a soluble specialty PVC product that is used primarily in the adhesives market, has made the substitution of imported products possible, which has greatly benefited the packaging and automotive sectors, among others.

11. Personnel Development

Human capital is one of the most valuable assets in any company and a key-factor in the success of its growth plans. Based on this conviction, one of Braskem’s top priorities is the development of new internal competencies and the maintenance of a high-performance, pleasant and challenging work environment. Coupled with that, its active personnel management policy, which is committed to encouraging and rewarding almost 3,200 employees, enables the Company to attract, motivate and retain the best talents available in the market.

Braskem maintains a consistent set of programs designed to improve the individual and collective knowledge and capabilities of its staff to improve its productivity and business competitiveness. In 2005, Braskem invested over R$6 million in training and professional development, which were applied based on an evaluation of the competencies of each staff member. In addition, Braskem invested an additional R$ 18.5 million to modernize its facilities and thereby increase the comfort and well-being of its staff.

Organized around the “Braskem Center for the Development of Competencies,” these programs achieved significant results in 2005:

Braskem MBA Program – The first class of 34 graduated from the Braskem MBA Program in 2005, which was offered in partnership with Fundação Getúlio Vargas (FGV), in São Paulo, with over 400 class-hours, including an international module. The new class formed by 35 students will begin attending this program in 2006.

Managerial Development Program – aimed at aligning knowledge of the Company’s corporate culture and the way its various divisions function, as well as promoting team work. Over 600 leaders took part in the program during the year 2005.

Trainee Program – Focused on the attraction of young professionals who have the potential to become leaders, this program included 29 people that joined Braskem’s staff in 2005. The 2006 class that includes 26 participants was chosen out of approximately 13,000 candidates.

Intern Program – It offers training that may last from one to two years and is targeted at university students at the best Brazilian high schools. About 100 interns enjoyed professional development opportunities in 2005, and the 2006 class is made up of 94 youngsters who have been selected among more than 12,500 candidates.

Individual Development Program – aimed at assisting managers and executive officers to identify management education programs to expand the level of their business skills and capabilities. Approximately 50 executives completed the identification process of business programs to be undertaken over the short- to medium-term.

Technical Operator Renewal Program – based on the employment and intensive training of recently-graduated technicians, its purpose is to ensure the renewal and the training of the future generation of industrial operators for the next five years.

Commercial Excellence Program – Oriented to executives in the commercial area, the focus is on the improvement of competencies in client/market/people relations and counts on Fundação Dom Cabral partnership. The program is being applied for the second class of 25 account managers.

In recognition of the Company’s efforts to implement the best practices in human resources management, Braskem was chosen by Exame and Você S/A magazines in 2005 as one of the best companies to work for in Brazil. This choice was based on and reflects the evaluation of each company by its employees, which adds value to these programs and motivates the awarded companies to continue on the path of excellence.

Braskem S.A. (Consolidated) (R$ Million)
Excludes the effects of proportional consolidation (CVM 247)

Income Statement	2005	2004	Var. (%)

Gross revenue	15,193	14,342	6
Net revenue	11,607	11,044	5
Cost of goods sold	(9,320)	(8,315)	12
Gross profit	2,287	2,729	(16)
Selling expenses	(204)	(236)	(14)
General and Administrative expenses	(467)	(339)	38
Depreciation and amortization	(349)	(353)	(1)
Other operating income (expenses)	70	35	100
Investments in Affiliated Companies	60	76	(22)
.Equity Result	212	229	(7)
.Amortization of goodwill/negative goodwill	(153)	(153)	0
Operating profit before financial result	1,397	1,911	(27)
Net operating result	(662)	(1,181)	(44)
Operating profit (loss)	735	730	1
Other non-operating revenue (expenses)	(25)	(29)	(13)
Profit (loss) before income tax and social contribution	710	702	1
Income tax / social contribution	(87)	12	-
Profit (loss) before minority interest	623	714	(13)
Minority Interest	54	(23)	-
Net profit (loss)	677	691	(2)

EBITDA	2,090	2,549	(18)
EBITDA Margin	18.0%	23.1%	-5,1 p.p.
-Depreciacion and Amortization	753	714	5
. Cost	404	361	12
. Expense	349	353	(1)

Braskem S.A. (Consolidated) (R$ Million)
Excludes the effects of proportional consolidation (CVM 247)

ASSETS	12/31/2005	12/31/2004	Var. (%)

Current Assets	4,712	5,054	(7)
. Cash and Cash Equivalents	2,103	1,697	24
. Account Receivable	785	1,293	(39)
. Inventories	1,355	1,384	(2)
. Recoverable Taxes	297	466	(36)
. Dividends/Interest attribut.to Shareholders' Equity	37	54	(32)
. Next Fiscal Year Expenses	43	52	(18)
. Others	93	108	(14)

Long-term Assets	1,182	858	38
. Related Parties	37	37	-
. Compulsory Deposits	160	187	(14)
. Deferred income taxes and social contributions	277	302	-8
. Recoverable Taxes	478	177	170
. Marketable Securities	67	86	(22)
. Others	163	70	133

Fixed Assets	8,811	8,636	2
.Investments	1,306	1,244	5
.Plant, property and equipment	5,360	4,899	9
.Deferred	2,145	2,493	(14)

Total Assets	14,705	14,548	1

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2005	12/31/2004	Var. (%)

Current	3,933	4,328	(9)
. Suppliers	2,655	2,179	22
. Short-term loans	620	1,222	(49)
. Advances on export facilities	-	300	-
. Salaries and social charges	104	75	39
. Proposed dividends/interest attributable to shareholders	298	191	56
. Income Tax Payable	54	63	(14)
. Taxes payable	132	138	(4)
. Advances from Clients	36	23	55
. Others	33	137	(76)

Long-term Liabilities	5,993	5,780	4
. Related Parties	-	148	-
. Long-term loans	4,384	4,129	6
. Taxes payable	1,440	1,326	9
. Others	169	177	(5)

Deferred Income	79	84	(6)

Minority Interest	111	168	(34)

Shareholders' Equity	4,590	4,188	10
. Capital	3,403	3,403	-
. Capital Reserves	397	345	15
. Treasury Shares	(15)	(15)	-
. Profit reserve	806	455	77

Total Liabilities and Shareholders' Equity	14,705	14,548	1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2006

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer